Contact

www.linkedin.com/in/
masanchezvega (LinkedIn)

Top Skills

Natural Language Processing (NLP)
Predictive Modeling
Digital Marketing

Manuel Alejandro Sánchez Vega

Customer, Data, Digital and Marketing Strategist and Expert
Mexico City Metropolitan Area

Summary

Analytical and results-oriented data and marketing professional with 10 years expertise in different industries including Retail, Airlines, Banking, Loyalty, eCommerce and Hospitality. Proven management and innovation skills helping teams and companies invent and re-invent themselves. Open to share and discuss ideas and concepts with experience as speaker in different venues. Strong professional in process to get a Master's degree focused in Marketing, Information Technologies and Management from Instituto Tecnológico Autónomo de México.

Experience

Despegar
Loyalty and Financial Alliances
August 2019 - Present (4 years 7 months)
Mexico City Area, Mexico

edX
Instructor
December 2022 - Present (1 year 3 months)

VITia, Inc.
Cofounder & CDO
January 2021 - Present (3 years 2 months)
Mexico

d20
Founder & CEO
January 2019 - Present (5 years 2 months)
Mexico

Data, digital y desarrollo para tu negocio

Literal Speakers & Friends
Speaker & Friend
August 2017 - Present (6 years 7 months)
Mexico City Area, Mexico

Tecnológico de Monterrey Coding Bootcamp
Instructor
November 2019 - December 2022 (3 years 2 months)
Mexico City Area, Mexico

Instructor for Data Visualization Data Bootcamp

Club Premier (Premier Loyalty & Marketing)
6 years 1 month

Members
June 2016 - August 2019 (3 years 3 months)
Mexico City Area, Mexico

CRM and Strategic Alliances Sr Manager
December 2014 - May 2016 (1 year 6 months)

Data management

Program, members and partner oriented analytics

Directed communication management

Search for new business oportunities

CRM Manager
August 2013 - December 2014 (1 year 5 months)

One Marketing & Publicidad
Director Estrategia de Clientes
May 2017 - January 2019 (1 year 9 months)
Mexico City Area, Mexico

BBVA Bancomer
2 years 9 months

Data Mining and Modeling Adviser
April 2012 - August 2013 (1 year 5 months)

Data Mining Consultant
December 2010 - April 2012 (1 year 5 months)

ITAM

Programming Assistant
September 2008 - November 2010 (2 years 3 months)

Education

Instituto Tecnológico Autónomo de México
Master's degree, Marketing, Tecnologías de la Información y
Administración · (2015 - 2018)

Instituto Tecnológico Autónomo de México
Licentiate degree, Applied Math, Computer Engineering · (2005 - 2011)

University of New Brunswick
Summer School, Mathematics and Computer Science · (2008 - 2009)